UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT Logistics Brazil invests €5.3 million in a new solution for General Motors, 3 August 2006

Supermarket Giant Signs TNT Post for Top Mailing Solution, 4 August 2006

3 August 2006

TNT Logistics Brazil invests €5.3 million in a new solution for General Motors

The logistics company will consolidate GM's whole stock of Gravataí (RS) plant, besides the sequencing activities and the engines sub-assembly, in a new warehouse.

TNT Logistics is investing €5.3 million to comply with GM's new agreement, of which €4.3 million are for the construction of a 13,500 m² warehouse, and €1 million are for equipments, storing structures and Warehouse Management System (WMS) implementation. After August, all the car manufacturer warehousing, consolidation and sequencing activities of items such as engines, batteries, wire harnesses and rugs, originated in the Southeast region, will be transferred to the new estate. These activities are presently made in GM's plant located in the same industrial complex. In the new warehouse, TNT will also be responsible for the logistic services integration with the activity of engines sub-assembling.

Since 2000, TNT Logistics is responsible for the line feeding of GM Plant located in Gravataí, and in 2003 GM showed signs that in the future its plant would become more complex, demanding more space both for warehousing and production lines expansion. After identifying this need, TNT Logistics, jointly with GM, began to study a solution that could meet GM's expansion plans.

"The quality of the technical proposal, TNT Logistics' flexibility to adapt to the client and the international relationship were important factors in the negotiation. Besides, we will perform the integration of logistics activities with the engines sub-assembly, a new challenge to TNT Logistics", explains Giuseppe Chiellino, Managing Director TNT Logistics South America.

The suggestion offered by TNT to transfer the whole stock, besides the consolidation, material sequence services and the engines subassembly from the current plant to a new warehouse located nearby, will liberate space for GM production lines and provide gains in synergy. "The operation proved to be more rational, economical and safe, as the personnel and stock, which were spread throughout GM's plant, will be concentrated in one single place", completes Chiellino.

About GM

General Motors Corp. (NYSE: GM), the world's largest automaker, has been the global industry sales leader for 75 years. Founded in 1908, GM today employs about 327,000 people around the world. With global headquarters in Detroit, GM manufactures its cars and trucks in 33 countries.

About TNT Logistics

TNT Logistics Brazil is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

4 August 2006

Supermarket Giant Signs TNT Post for Top Mailing Solution

Sainsbury's tries something a little different with its post

Sainsbury's, one of the UK's largest supermarket chains, has signed a deal with TNT Post, the leading challenger to Royal Mail, to handle around 20 million items of its mail in an effort to modernise its customer postal communications. Sainsbury's will benefit from TNT Post's cutting edge technology to process its mail more efficiently, while generating significant cost savings for the company.

Sainsbury's, which has hundreds of stores throughout the UK, will use TNT Post to deliver most of its customer direct mail, through Premier, TNT Post's 48-hour service for pre-sorted mail, with Royal Mail continuing to carry out the final sort and delivery to customers' homes nationwide.

Nick Wells, Chief Executive of TNT Post UK said:

"We are delighted to be working with Sainsbury's and we look forward to a long and successful partnership with them. As competition hots up between the big four supermarkets, Sainsbury's is looking to put itself ahead of the game by choosing a modern mailing solution that will bring benefits both to its business and its customers. Our advanced technology and premium services offer Sainsbury's a more efficient and cost effective mailing solution, keeping costs to a minimum."

Sainsbury's spokeswoman, Nicola Sharpe, said:

"Customer retention is vital in our business, and therefore communication is a key part of our success. We chose TNT Post based on high recommendations, coupled with the range of mailing solutions they had to offer. We have been particularly impressed by TNT Post's innovative and flexible services, and are confident our postal communications are in safe hands."

Sainsbury's joins other TNT Post clients including Next, T-Mobile, Virgin Mobile, BSkyB, Telewest, Caudwell Communications, n-power and Barclays.

About TNT Post

TNT Post is the number one innovator in the UK's postal industry. It provides full-service sophisticated services, superior efficiency, flexibility and greater value.

Since the liberalisation of the UK postal market on 1st January 2006, TNT Post has been a leading player in the market processing over 60 million letters a month. Despite still having to face numerous barriers to fair competition in the UK postal market, TNT Post has in a short period of time impressed businesses with its innovation, high-level service approach and cutting-edge technology investments. It has notched up some significant wins across sectors such as banking, utilities, leisure and media.

TNT Post, formerly TNT Mail, was established in early 2003 and signed its downstream access agreement with Royal Mail in April 2004 and began operations in late August 2004. Since its launch, it has developed a number of products for customers:

Premier - a 2 Day Premier Business Service with 'final mile' delivery by Royal Mail e.g. bills, statements, direct mail and general customer correspondence;

PremierSort - the collection and processing of unsorted mail before 'final mile' delivery by Royal Mail;

PremierSort Flex - based on the same principles as PremierSort, this service is designed to specifically benefit SME's across the UK, bringing flexibility, cost savings and high-level service to businesses with lower mail volumes;

End to End - The acquisition of JD Williams' courier network will provide TNT Post with the resource to provide a delivery service for both letters and heavier weighted, non-time sensitive items using its own delivery networks

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). In the first half of 2006, TNT reported € 5.3 billion in revenues (over 7 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 4 August 2006